SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CommonWealth REIT

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

203233101

(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard O’Toole

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203233101

1	Names of reporting persons CORVEX MANAGEMENT LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,055,500*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,055,500*
11	Aggregate amount beneficially owned by each reporting person 10,055,500*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.5%**
14	Type of reporting person (see instructions) PN; IA

*	Includes 5,027,750 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) (the “Related Shares”). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of a proposed equity offering by the Company)).

CUSIP No. 203233101

1	Names of reporting persons KEITH MEISTER
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,055,500*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,055,500*
11	Aggregate amount beneficially owned by each reporting person 10,055,500*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.5%**
14	Type of reporting person (see instructions) IN

*	Includes 5,027,750 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of a proposed equity offering by the Company)).

CUSIP No. 203233101

1	Names of reporting persons RELATED FUND MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,055,500*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,055,500*
11	Aggregate amount beneficially owned by each reporting person 10,055,500*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.5%**
14	Type of reporting person (see instructions) IA

*	Includes 5,027,750 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) (the “Corvex Shares”). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of a proposed equity offering by the Company)).

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP-A, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,055,500*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,055,500*
11	Aggregate amount beneficially owned by each reporting person 10,055,500*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.5%**
14	Type of reporting person (see instructions) OO

*	Includes 5,027,750 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of a proposed equity offering by the Company)).

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,055,500*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,055,500*
11	Aggregate amount beneficially owned by each reporting person 10,055,500*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.5%**
14	Type of reporting person (see instructions) PN

*	Includes 5,027,750 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of a proposed equity offering by the Company)).

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,055,500*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,055,500*
11	Aggregate amount beneficially owned by each reporting person 10,055,500*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.5%**
14	Type of reporting person (see instructions) PN

*	Includes 5,027,750 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of a proposed equity offering by the Company)).

CUSIP No. 203233101

1	Names of reporting persons RRERF ACQUISITION, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,055,500*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,055,500*
11	Aggregate amount beneficially owned by each reporting person 10,055,500*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.5%**
14	Type of reporting person (see instructions) OO

*	Includes 5,027,750 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of a proposed equity offering by the Company)).

This Amendment No. 4 to the Schedule 13D (this “Amendment No. 4”) relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CommonWealth REIT, a Maryland real investment trust (the “Issuer” or “CommonWealth”) and amends the Schedule 13D filed on February 26, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on February 27, 2013, Amendment No. 2 thereto, filed with the SEC on March 4, 2013, and Amendment No. 3 thereto, filed with the SEC on March 4, 2013 (the “Original Schedule 13D” and, together with this Amendment No. 4, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 4 is being filed by (i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister and (ii) Related Fund Management, LLC, a Delaware limited liability company (“Related”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company, Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership, Related Real Estate Recovery Fund, L.P., a Delaware limited partnership, and RRERF Acquisition, LLC, a Delaware limited liability company.

This Amendment No. 4 is being filed to amend Item 2, Item 3, Item 5, and Item 7 of the Schedule 13D as follows:

Item 2 Identity and Background

Item 2 of the Original Schedule 13D is amended and restated to read as follows:

(a) This Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Corvex Persons”). This Schedule 13D reports Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is also controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 712 Fifth Avenue, 23rd Floor, New York, New York 10019.

(ii) Related Fund Management, LLC, a Delaware limited liability company (“Related Management”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company (“Related Recovery GP-A”), Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership (“Related Recovery GP”), Related Real Estate Recovery Fund, L.P., a Delaware limited partnership (“Related Recovery Fund”), and RRERF Acquisition, LLC, a Delaware limited liability company (“RRERF” and, together with Related Management, Related Recovery GP-A, Related Recovery GP, and Related Recovery Fund the “Related Persons”). This Schedule 13D reports Shares held for the account of RRERF, a wholly owned subsidiary of Related Recovery Fund. Related Recovery Fund is a private investment fund for which Related Management acts as investment adviser. Related Management holds all membership interests of Related Recovery GP-A, which, in turn, is the general partner of Related Recovery GP. Related Recovery GP is the general partner of Related Recovery Fund.

A joint filing agreement of the Corvex Persons and the Related Persons is attached as Exhibit 1 to this Schedule 13D.

(b) The Related Companies, L.P., a New York limited partnership (“Related Companies”), is the managing member of Related Management. Related Companies develops, manages and finances real estate developments. Related Companies’ general partner is The Related Realty Group, Inc., a Delaware corporation (“Realty Group”) owned by Stephen M. Ross (“Ross”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of the Related Persons, Related Companies and Realty Group is attached as Exhibit 2 to this Schedule 13D. The principal business address of each of the Related Persons, Related Companies and Realty Group is 60 Columbus Circle, New York, NY 10023. Each of Related Companies, Realty Group, Ross and the other individuals listed in Exhibit 2 disclaim beneficial ownership of all Shares held by RRERF or any other Reporting Person.

(c) During the last five years, none of the Reporting Persons nor, to their knowledge, any of the Related Companies, Realty Group or the individuals listed on Exhibit 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(d) Information in this Schedule 13D concerning each Corvex Person has been provided by each such Corvex Person and the Related Persons assume no responsibility for such information. Information contained in this Schedule 13D concerning each Related Person has been provided by each such Related Person and the Corvex Persons assume no responsibility for such information.

Item 3 Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and restated to read as follows:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 10,055,500 Shares. The aggregate purchase price of such Shares was approximately $180.96 million (including commissions and premiums). The Shares were acquired with working capital of the Corvex Funds and Related Recovery Fund.

The Reporting Persons may effect purchases of Shares through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

The information set forth under Item 6 is incorporated in this Item 3 in its entirety.

Item 5 Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon an aggregate of 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of a proposed equity offering by the Company)).

(a)-(b) Each of the Corvex Persons may be deemed to be the beneficial owner of 10,055,500 Shares (representing approximately 8.5% of the Issuer’s outstanding Shares), which include: (i) 5,027,750 Shares held on behalf of the Corvex Funds (the “Corvex Shares”) and (ii) 5,027,750 Shares held on behalf of RRERF (the “Related Shares”). By virtue of his position as a control person of the general partner of Corvex, Mr. Meister and Corvex may be deemed to share voting power and dispositive power with respect to the Corvex Shares. In addition, by virtue of the Agreement (as defined in Item 6), the Corvex Persons may be deemed to share with the Related Persons voting power and dispositive power with respect to the Related Shares. Each of the Corvex Persons disclaims beneficial ownership with respect to the Related Shares.

Each of the Related Persons may be deemed to be the beneficial owner of 10,055,500 Shares (representing approximately 8.5% of the Issuer’s outstanding Shares), which include: (i) the Related Shares and (ii) the Corvex Shares. By virtue of their relationship, as described in Item 2 above, the Related Persons may be deemed to share voting power and dispositive power with respect to the Related Shares. In addition, by virtue of the Agreement (as defined in Item 6), the Related Persons may be deemed to share with the Corvex Persons voting power and dispositive power with respect to the Corvex Shares. Each of the Related Persons disclaims beneficial ownership with respect to the Corvex Shares.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D.

(c) Except as set forth on Exhibit 5 to this Schedule 13D, there have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D by any of the Reporting Persons or, to their knowledge, any other person or entity referred to in Item 2 of this Schedule 13D.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves and investment funds, institutions and mutual funds for which some of the Reporting Persons provide management services.

The limited partners of (or investors in) each of the private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

The limited partners of Related Recovery Fund have the right to participate in the receipt of certain dividends and proceeds from the sale of the Shares, in each case in accordance with their respective limited partnership interests.

(e) Not applicable.

Item 7	Material to be Filed as Exhibits

Exhibits 1, 2 and 5 of the Original Schedule 13D are amended and restated in their entirety as set forth in the Exhibits to this Amendment No. 4:

Exhibit 1	Joint Filing Agreement

Exhibit 2	Directors and Executive Officers of Related Persons, Related Companies and Realty Group

Exhibit 5	Transactions in the Shares

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2013	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: March 11, 2013	KEITH MEISTER

	By:	/s/ Keith Meister

Date: March 11, 2013	RELATED FUND MANAGEMENT, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: March 11, 2013	RELATED REAL ESTATE RECOVERY FUND GP-A, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: March 11, 2013	RELATED REAL ESTATE RECOVERY FUND GP, L.P.

By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: March 11, 2013	RELATED REAL ESTATE RECOVERY FUND, L.P.

By: Related Real Estate Recovery Fund GP, L.P., its general partner

By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: March 11, 2013	RRERF ACQUISITION, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President